

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 25, 2013

Via E-mail
Mr. Wei Zhou
Chief Financial Officer
Charm Communications Inc.
Legend Town, CN01 Floor 4
No.1 Ba Li Zhuang Dong Li, Chaoyang District
Beijing 100025, PRC

> Re: **Charm Communications Inc.**
> **Form 20-F**
> **Filed April 27, 2012**
> **Response dated February 4, 2013**
> **File No. 001-34701**

Dear Mr. Zhou:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

"PRC regulation of loans and direct investment by offshore holding companies to PRC entities….," page 22

1. We note your risk factor that the PRC regulation of loans and direct investment by offshore holding companies to the PRC entities may delay or prevent you from using the proceeds from your initial public offering to make loans or additional capital contributions to your PRC subsidiaries. Please tell us the status of the proceeds from your initial public offering and whether you have made loans or additional capital contributions to your PRC subsidiaries, and if so the amount. Please discuss any PRC regulatory application and approval process with same, including but not limited to dealings with SAFE and MOC.

"Recent change in regulatory restrictions...," page 23

2.   We note your response to comment 3 from our letter dated January 7, 2013. Please revise your risk factor to include the percentage of total revenues attributable to television advertising (as provided in your response).

"Government control of currency conversion…," page 24

3.   We note your response to comment 4 from our letter dated January 7, 2013 and your assertion that your PRC subsidiaries may set up subsidiaries and invest in other enterprises that operate in the businesses within the scopes set forth in their respective business scopes. Please tell us whether such investments would be subject to the restrictions and requirements set forth in SAFE Circulars 142 and 45. Your response should address whether foreign currency capital (from Charm Communications Inc.) converted into RMB can be used for such investments.

Organizational Structure, page 50

4.   We note your response to comment 5 from our letter dated January 7, 2013. Please revise your disclosure to state that Aegis Media will have the right to acquire a majority of the shares of Posterscope under certain circumstances (as described on page 84 of your Form 20-F). Further, disclose the natural persons who are beneficial owners of CharmClick Limited and the affiliate of Aegis Media holding the remaining 40% of Posterscope (Hong Kong) Ltd., naming such Aegis Media affiliate in the disclosure.

Major Shareholders and Related Party Transactions, page 83

5.   Please disclose the material terms of your agreements with CharmClick Limited, the 40% shareholder of CharmClick Inc., including the manner in which revenues and losses are attributed to the parties and how management decisions are made with respect to CharmClick Inc. and its subsidiary.

Consolidated Joint Venture with Aegis Media, page 84

6.   In order to provide context to the possible sale of your interest in Posterscope, please disclose the portion of your historic revenues attributable to this joint venture.

Form 6-K Filed November 20, 2012

7.   We note your response to comment six from our letter dated January 7, 2013. Please separately present the accounts payable to the media owner in your consolidated balance sheets and provide disclosure of your accounting of such payable in a note to the financial statements..

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at (202) 551-3310 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director